

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3720

September 20, 2016

Kevin P. Stevenson
Chief Financial and Administrative Officer
PRA Group, Inc.
120 Corporate Boulevards,
Norfolk, Virginia 23052

> **Re: PRA Group, Inc.
> Form 10-K for Fiscal Year Ended December 31, 2015
> Filed February 26, 2016
> File No. 000-50058**

Dear Mr. Stevenson:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications